EXHIBIT 21

Subsidiaries of NextMart, Inc. (f/k/a Sun New Media Inc.)

NextMart, Inc. has the following subsidiary companies:

•Sun New Media Group Limited;

•Sun Media (Beijing) Consultant Ltd;

•WuXi Sun Network Technology Ltd;

•SE Global Equity Inc;

•SE Global Capital Inc;

•William Brand Ltd

•Credential 114 Ltd

 VIEs of NextMart, Inc.  (f/k/a Sun New Media Inc.)

•                  Beijing Trans Global Logistics, a PRC company 80% by us by contract and engaged in trading.  It is 80% owned by Qiong Zhou, 10% owned by Yong Li and 10% owned by Mianchun Wang, Qiong Zhou is a non-executive employees of the Company.

•                  Naixiu Exhibition (Beijing) Co. Ltd, a PRC company that is controlled by us and owned 50% Li Yong and 50% by Wang Jinghchun. Li Yong and Wang Jingchun are non-executive employees of the Company.